Exhibit 99.1

Can-Fite Receives Notice of Allowance From U.S. Patent and Trademark Office for Erectile Dysfunction Drug

Broad patent coverage for both composition of matter & specific receptor ligands for the treatment of erectile dysfunction

PETACH TIKVA, Israel, November 9, 2016 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs being developed to treat inflammatory and liver diseases, cancer, and sexual dysfunction, today announced it has received a Notice of Allowance from the U.S. Patent and Trademark Office for its patent application covering A3 adenosine receptor ligands for use in the treatment of erectile dysfunction. The patent addresses methods for treating erectile dysfunction with different A3 adenosine receptor (A3AR) ligands including Can-Fite’s erectile dysfunction drug candidate, CF602. This marks Can-Fite’s second notice of allowance in the U.S. for ligands which bind to the A3AR target. The prior patent, issued in February, addresses composition of matter for allosteric compounds. Can-Fite’s CF602, an allosteric compound at the A3AR demonstrated effects on erection superior to that demonstrated by sildenafil (Viagra®) in diabetic animal studies. CF602 has a mechanism of action similar to sildenafil.

“With this notice of allowance, we believe we now have a broad spectrum of IP coverage which protects a broad spectrum of A3AR ligands in the treatment of erectile dysfunction. Based on this coverage, we intend to investigate additional compounds to optimize potential efficacy and safety for this indication,” stated Can-Fite CEO Dr. Pnina Fishman

GlobalData estimates the value of the erectile dysfunction therapeutic market to be approximately $2.6 billion by 2018 with few drugs on the market which include Viagra, Cialis and Levitra. According to the American Diabetes Association, approximately 30 million Americans have diabetes mellitus in the U.S. and 35-75% of men with diabetes mellitus suffer from erectile dysfunction.

About CF602

CF602 is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug. Studies have shown treatment with CF602 results in statistically significant full recovery from erectile dysfunction after one single dose treatment in a pre-clinical diabetic model. The drug’s mechanism of action includes efficacy in increasing penile intracavernous pressure (ICP) and restoration of impaired vascular endothelial growth factor.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is scheduled to enter Phase III trials in 2016 for two indications, rheumatoid arthritis and psoriasis. The rheumatoid arthritis Phase III protocol has recently been agreed with the European Medicines Agency. Can-Fite's liver cancer drug CF102 is in Phase II trials for patients with liver cancer and is slated to enter Phase II for the treatment of non-alcoholic steatohepatitis (NASH). CF102 has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for hepatocellular carcinoma by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies and is being prepared for an IND submission to the FDA and a Phase I trial. These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114